Filed pursuant to 424(b)(3)

Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 7 DATED NOVEMBER 22, 2019

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019, Supplement No. 4, dated October 17, 2019, Supplement No. 5, dated November 1, 2019 and Supplement No. 6, dated November 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Update to the Credit Facility Agreement

The following supersedes and replaces the section titled “Corporate Credit Facility” beginning on page 136 of the Prospectus:

On November 19, 2019, we, through the Operating Partnership as the “Borrower,” entered into a second amended and restated credit facility agreement, which we refer to as the “Credit Facility Agreement.” The lenders providing commitments pursuant to the Credit Facility Agreement are Wells Fargo Bank, National Association, as Administrative Agent and as a lender, Bank of America, N.A., as Syndication Agent and as a lender, U.S. Bank National Association, as a Revolving Credit Facility Joint Lead Arranger and Documentation Agent and as a lender, JPMorgan Chase Bank, N.A., as Existing Term Facility Documentation Agent and as a lender and Regions Bank, as Incremental Term Facility Documentation Agent and as a lender, which we collectively refer to as the “Lenders.” In addition, Wells Fargo Securities, LLC serves as a Revolving Credit Facility Joint Lead Arranger and Joint Bookrunner and a Term Facility Joint Lead Arranger and Joint Bookrunner and BofA Securities, Inc. serves as a Revolving Credit Facility Joint Lead Arranger and Joint Bookrunner and a Term Facility Joint Lead Arranger and Joint Bookrunner pursuant to the Credit Facility Agreement. The Credit Facility Agreement amends and restates in its entirety that certain credit agreement dated as of February 21, 2019, as amended, among us, the Borrower, and certain of the Lenders, which we refer to as the “Prior Credit Facility Agreement.”

The Credit Facility Agreement revised certain of the terms of the Prior Credit Facility Agreement, pursuant to which there is a revolving loan commitment of $300.0 million, which we refer to as the “Revolving Credit Facility,” including, among other changes: (i) increase the available term loan facility from $200.0 million to $400.0 million, which we refer to as the “Term Facility,” and together with the Revolving Credit Facility, we refer to as the “Credit Facility,” which consists of the $200.0 million existing term loan facility that was established under the Prior Credit Facility Agreement and has been fully advanced to us and a new $200.0 million incremental term loan facility, which we refer to as the “Incremental Term Commitment,” of which $100.0 million has been advanced to us; and (ii) increase the size of the accordion feature to allow us to further increase the maximum borrowing capacity to $1.0 billion from $600.0 million, subject to meeting certain criteria.

Any increase to the size of the Credit Facility may be in the form of an increase in the aggregate revolving loan commitments, the aggregate term loan commitments, or a combination of both. The maturity date of the Revolving Credit Facility is November 19, 2023 and may be extended pursuant to a one-year extension option, subject to the Borrower’s continuing compliance with certain financial covenants, the payment of an extension fee and the satisfaction of other customary conditions. The maturity date of the Term Facility is February 21, 2024.

At the Borrower’s election, borrowings under the Credit Facility will be charged interest based on (i) LIBOR plus a margin ranging from 1.30% to 2.10% with respect to the Revolving Credit Facility and 1.25% to 2.05% with respect to the Term Facility, or (ii) an alternate base rate plus a margin of 0.30% to 1.10% with respect to the Revolving Credit Facility and 0.25% to 1.05% with respect to the Term Facility. In each case, the applicable margin will vary depending on our consolidated leverage ratio. The borrowings under the Credit Facility will be charged interest as described above, unless and until a replacement rate is determined and implemented in the event LIBOR is not available in connection with the expected discontinuation of LIBOR or otherwise, in accordance with the terms set forth in the Credit Facility Agreement.

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The alternate base rate is equal to the greatest of (a) the prime rate announced from time to time by Wells Fargo Bank, National Association, (b) the Federal Funds Effective Rate plus 0.5%, and (c) LIBOR plus 1.0%. If either of the primary rate or the alternative base rate is less than zero, it will be deemed to be zero for purposes of the Credit Facility.

In addition to interest, the Borrower must pay: (i) a quarterly unused fee that equals the amount of the revolving loan commitment unused by the Borrower on a given day multiplied by either (a) 0.15% on an annualized basis if more than 50% of the revolving loan commitment is being used or, (b) 0.20% on an annualized basis if 50% or less of the revolving loan commitment is being used; and (ii) a ticking fee that equals the amount of the Incremental Term Commitment undrawn by the Borrower on a given day multiplied by 0.20% on an annualized basis. If applicable, the ticking fee will accrue on the undrawn portion beginning with the period from January 19, 2020 through a date not later than May 16, 2020. The Borrower is also required to pay certain participation and other fees in connection with any letters of credit issued under the Credit Facility.

Borrowings under the Credit Facility will be available for general business purposes, including but not limited to debt refinancing, property acquisitions, new construction, renovations, expansions, tenant improvement, refinancing of existing lines, financing acquisitions of permitted investments, and closing costs and equity investments primarily associated with commercial real estate property acquisitions or refinancings. Borrowings under the Credit Facility will be guaranteed by us and certain of its subsidiaries. As of November 19, 2019, $331.0 million was outstanding under the Credit Facility.

The Credit Facility Agreement requires the maintenance of certain financial and borrowing base covenants including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) minimum total asset value (cannot be less than $500.0 million); (vii) unencumbered interest coverage ratio; (viii) unencumbered property pool leverage ratio; and (ix) certain other unencumbered property pool criteria.

In addition, the Credit Facility Agreement contains customary affirmative and negative covenants which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or its subsidiaries, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered property pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) permitting certain transfers of a material interest in the Borrower; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) if in default under the Credit Facility Agreement, paying certain distributions or certain other payments to affiliates; and (viii) incurring indebtedness (subject to certain permitted indebtedness).

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

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